SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2019FY Q3 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 11, 2019

Jaguar Land Rover Automotive pic Interim Report For the three and nine month period ended 31 December 2018 Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 16 defines a series of alternative performance measures

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings (as disclosed in note 18 to the condensed consolidated financial statements).

Q3 FY19	3 months ending 31 December 2018

Q3 FY18	3 months ended 31 December 2017

9M FY19	9 months ending 31 December 2018

9M FY18	9 months ended 31 December 2017

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Continued challenging market conditions in China resulted in a weaker third quarter for Jaguar Land Rover with revenue of £6.2 billion and a loss before tax and exceptional items of £273 million.

Given the muted demand scenario and the associated impact on the financials, JLR has concluded that the carrying value of capitalized investments should be adjusted down, resulting in a £3.1 billion non-cash pre-tax exceptional charge.

Key metrics for Q3 FY19 results, compared to Q3 FY18, are as follows:

•	Retail sales of 144.6k units (including the China JV), down 6.4%

•	Wholesales of 141.6k units (including the China JV), down 11.0%

•	Revenue of £6.2 billion, down from £6.3 billion

•	Loss before tax and exceptional items £273 million, down from PBT of £190 million

•	Loss after tax and exceptional items £3.1 billion (primarily the impairment of capitalised investments), down from PAT of £88 million

•	Adjusted EBITDA margin was 7.3% and Adjusted EBIT margin was (2.6)%

•

Free cash flow was negative £361 million after total product and other investment spending of £1 billion and £130 million of working capital inflows, including £242 million of improvements in inventory

Market environment

•	China’s GDP growth slowed to 6.4% in Q3 reflecting trade tensions with the US which is impacting consumer confidence and lower automotive industry sales (down 15% year on year).

•	US economic growth remained around 3.0% and automotive industry sales were up slightly year on year.

•

UK GDP remained weaker at 1.4% in Q3, with inflation of around 2%, as the increasing risk and uncertainty surrounding a disorderly Brexit continues to weigh on the Pound. Auto industry sales were down 3.8%, with diesel sales down 21.3%.

•

Growth in Europe slowed to around 1.3% in Q3 reflecting weaker economic performance, including in Germany and Italy. This weaker economic growth and continuing diesel uncertainty is weighing on auto industry sales, down 8.0% year on year in Q3.

Total automotive industry car volumes (units)

	Q3 FY19	Q3 FY18	Change (%)
China	6,453,400	7,595,300	(15.0)%
Europe (excluding UK)	2,269,780	2,466,608	(8.0)%
UK	456,327	474,206	(3.8)%
US	4,360,612	4,333,491	0.6%
Other markets	3,551,059	3,392,864	4.7%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q3 FY19 sales volumes year-on-year performance

Total retail sales were 144,602 units, down 6.4%, reflecting the continuing challenging market conditions in China, where retails were down 47.1%. Sales were also down 5.2% in Overseas markets but JLR outperformed the industry in other regions with significant growth in North America (up 21.1%) and in the UK (up 18.4%) with modest growth in Europe (up 0.3%). Sales of new and refreshed models were up including the Jaguar E-PACE (11.5k units), I-PACE (5.6k units), Range Rover (2.8k units) and Range Rover Sport (3.8k units) but were offset by lower sales of other models largely reflecting the decrease in the China market.

Wholesales (including the China JV) totalled 141,552 units, down 11.0%. By region, wholesales were down in China (52.7%) and Overseas (21.2%) but significantly higher in the UK (16.1%), North America (15.9%) and in Europe (7.0%).

Jaguar Land Rover’s Q3 FY19 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q3 FY19	Q3 FY18	Change (%)
UK	26,257	22,177	18.4%
North America	39,759	32,836	21.1%
Europe	33,013	32,916	0.3%
China[1]	22,066	41,732	(47.1%)
Overseas	23,507	24,786	(5.2%)

Total JLR	144,602	154,447	(6.4%)

F-PACE	12,671	18,455	(31.3%)
I-PACE	5,625	—	n/a
E-PACE[1]	12,048	589	>99%
F-TYPE	1,502	2,381	(36.9%)
XE1	6,545	6,801	(3.8%)
XF1	5,643	10,661	(47.1%)
XJ	804	2,216	(63.7%)

Jaguar[1]	44,838	41,103	9.1%

Discovery Sport[1]	21,033	29,714	(29.2%)
Discovery	9,417	12,864	(26.8%)
Range Rover Evoque[1]	18,474	24,722	(25.3%)
Range Rover Velar	15,291	17,064	(10.4%)
Range Rover Sport	20,259	16,492	22.8%
Range Rover	15,290	12,488	22.4%
Discontinued Models	—	—	n/a

Land Rover[1]	99,764	113,344	(12.0%)

Total JLR	144,602	154,447	(6.4%)

1

China JV retail volume in Q3 FY19 was 12,669 units (5,568 units of Discovery Sport, 1,777 units of Evoque, 2,495 units of Jaguar XFL, 2,223 units of Jaguar XEL and 606 units of Jaguar E-PACE). China JV retail volume in Q3 FY18 was 23,388 units (11,797 units of Discovery Sport, 5,534 units of Evoque, 5,839 units of Jaguar XFL and 218 units of Jaguar XEL)

Q3 FY19 revenue and profits

For the quarter ended 31 December 2018, revenue was £6.2 billion with a loss before tax and exceptional items of £273 million, down from a profit before tax of £190 million in Q3 FY18, primarily reflecting:

•	17.5k units of lower wholesales (-£160 million), primarily in China, and de-stocking costs (-£82 million)

•	Higher incentive spending (£ -21 million) and increased quality costs (-£89 million)

•	Non-recurrence of the tax rebate in Q3 FY18 (-£45 million)

•	Higher engineering costs (-£17 million)

•	Higher depreciation and amortisation (-£52 million)

•	Unfavourable FX, commodities and other (-£16 million)

•	Charge savings starting to come through (+£40 million)

After exceptional items (primarily the £3.1 billion impairment) the loss before tax was £3.4 billion and the loss after tax was £3.1 billion, compared to PAT of £88 million in Q3 FY18.

Adjusted EBITDA was £455 million (7.3% margin) compared to £685 million (10.9% margin) in Q3 last year. The loss before interest and tax (Adjusted EBIT) was £(159) million (-2.6% Adjusted EBIT margin) versus Adjusted EBIT of £164 million (2.6% margin) in Q3 FY18.

Revenue was £17.1 billion in the 9 months to 31 December 2018 compared to £18.2 billion for the same period last year, generating a loss before tax and exceptional items of £627 million compared to a profit before tax and exceptional items of £705 million in the prior period. Including exceptional items the loss before tax for the 9 months to 31 December 2018 was £3.7 billion, compared to PBT of £1.1 billion (which included a £437 million one-off pension credit) for the same period last year. Adjusted EBITDA for 9M FY19 was £1.3 billion (7.6% margin) compared to £1.9 billion (10.3% margin) for the prior period, and the loss before interest and tax (Adjusted EBIT) was £391 million (-2.3% margin), compared to an Adjusted EBIT of £562 million (3.1% margin) for the same period last year. The loss after tax and exceptional items in 9M FY19 was £3.7 billion compared to a profit after tax and exceptional items of £846 million in 9M FY18 (which included a £437 million one-off pension credit).

Cash flow, liquidity and capital resources

Q3 FY19 free cash flow was negative £361 million after £1 billion of total product and other investment spending and £130 million of working capital inflows, including £242 million in inventory improvements. Of the investment spending £907 million was capitalised and £113 million was expensed through the income statement.

Cash and financial deposits at 31 December 2018 stood at £2.5 billion (comprising £1.7 billion of cash and cash equivalents and £0.8 billion of short term deposits and other investments) after the £361 million negative free cash flow, proceeds from the $1 billion syndicated loan and repayment of a $700 million bond. The cash and financial deposits include an amount of £303 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 31 December 2018, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, and £41 million equivalent for an unutilised short-term uncommitted receivable factoring facility.

Debt

The following table shows details of the Company’s financing arrangements as at 31 December 2018:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	393	393	—
$500m 4.250% Senior Notes due Nov 2019**	393	393	—
$500m 3.500% Senior Notes due Mar 2020**	393	393	—
$500m 4.500% Senior Notes due Oct 2027	393	393	—
€650m 2.200% Senior Notes due Jan 2024	584	584	—
€500m 4.500% Senior Notes due Jan 2026	449	449	—
$200m Syndicated Loan due Oct 2022	157	157	—
$800m Syndicated Loan due Jan 2025	627	627	—
Revolving 5 year credit facility	1,935	—	1,935
Invoice discounting facilities***	232	191	41
Finance lease obligations	31	31	—

Subtotal	6,686	4,710	1,976

Prepaid costs	—	(36)	—
Fair value adjustments****	—	(5)	—

Total	6,686	4,669	1,976

*

Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.

**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$295 million uncommitted receivables factoring facility with Jaguar Land Rover Limited as the borrower and guaranteed by Jaguar Land Rover Holdings Limited.
****	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 80-83 of the Annual Report 2017-18 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2017-18 are competitive business efficiency, global economic and geopolitical environment, brand positioning, environmental regulations and compliance, diesel uncertainty, unethical and prohibited business practices, information and cyber security, rapid technology change, exchange rate fluctuations and product liability and recalls.

Acquisitions and disposals

There were no material acquisitions or disposals in Q3 FY19.

Off-balance sheet financial arrangements

In Q3 FY19 the Company had no off-balance sheet financial arrangements (see note 23) other than to the extent disclosed in the condensed consolidated financial statements in this Interim Report, starting on page 8.

Post balance sheet items

On the 10 January 2019, the Group announced a voluntary redundancy programme. The estimated costs of £200 million in respect of this will be recognised in the quarter ending 31 March 2019.

Related party transactions

Related party transactions for Q3 FY19 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 31 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Employees

At the end of Q3 FY19, Jaguar Land Rover employed 43,507 people worldwide, including agency personnel, compared to 42,448 at the end of Q3 FY18.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017
Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2018	31 December 2017 *Restated	31 December 2018	31 December 2017 *Restated
Revenue	5	6,223	6,310	17,080	18,231

Material and other cost of sales excluding exceptional item		(4,056)	(4,033)	(10,981)	(11,599)
Exceptional item	4	—	—	—	1

Material and other cost of sales		(4,056)	(4,033)	(10,981)	(11,598)
Employee costs		(721)	(680)	(2,158)	(1,998)
Employee costs—pension past service (cost)/credit	22	(17)	—	(17)	437

Other expenses excluding exceptional item		(1,433)	(1,435)	(4,061)	(4,083)
Exceptional item	4, 14	(3,105)	—	(3,105)	—

Other expenses		(4,538)	(1,435)	(7,166)	(4,083)
Engineering costs capitalised	6	391	402	1,235	1,167
Other income		7	154	107	342
Depreciation and amortisation		(598)	(546)	(1,699)	(1,474)
Foreign exchange (loss)/gain and fair value adjustments		(49)	6	(120)	(1)
Finance income	7	11	9	26	25
Finance expense (net)	7	(32)	(22)	(73)	(68)
Share of (loss)/profit from equity accounted investments		(16)	25	17	163

(Loss)/profit before tax		(3,395)	190	(3,749)	1,143

Income tax excluding tax on exceptional item		18	(102)	61	(297)
Tax on exceptional item		248	—	248	—

Income tax credit/(expense)	12	266	(102)	309	(297)

(Loss)/profit for the period		(3,129)	88	(3,440)	846

Attributable to:
Owners of the Company		(3,131)	87	(3,444)	845
Non-controlling interests		2	1	4	1

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 31 are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Nine months ended
(£ millions)	31 December 2018	31 December 2017 *Restated	31 December 2018	31 December 2017 *Restated
(Loss)/profit for the period	(3,129)	88	(3,440)	846
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(46)	(1)	103	(43)
Gain on effective cash flow hedges of inventory	39	—	90	—
Income tax related to items that will not be reclassified	(4)	2	(41)	8

	(11)	1	152	(35)

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on cash flow hedges (net)	(143)	195	(178)	1,974
Currency translation differences	21	8	17	—
Income tax related to items that may be reclassified	25	(36)	32	(373)

	(97)	167	(129)	1,601

Other comprehensive (expense)/income net of tax	(108)	168	23	1,566

Total comprehensive (expense)/income attributable to shareholders	(3,237)	256	(3,417)	2,412

Attributable to:
Owners of the Company	(3,239)	255	(3,421)	2,411
Non-controlling interests	2	1	4	1

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 31 are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	31 December 2018	31 March 2018 *Restated	31 December 2017 *Restated
Non-current assets
Equity accounted investments		533	516	582
Other financial assets	9	253	414	328
Property, plant and equipment	14	6,337	7,417	7,020
Intangible assets	14	5,631	6,763	6,644
Other non-current assets		173	82	161
Deferred tax assets		477	413	409

Total non-current assets		13,404	15,605	15,144

Current assets
Cash and cash equivalents		1,660	2,626	1,648
Short-term deposits and other investments		796	2,031	2,066
Trade receivables		1,229	1,612	1,207
Other financial assets	9	424	494	443
Inventories	10	4,168	3,767	3,976
Other current assets	11	732	630	593
Current tax assets		10	10	17

Total current assets		9,019	11,170	9,950

Total assets		22,423	26,775	25,094

Current liabilities
Accounts payable		6,322	7,614	6,377
Short-term borrowings	18	583	652	679
Other financial liabilities	15	1,147	1,189	1,399
Provisions	16	802	758	638
Other current liabilities	17	796	547	658
Current tax liabilities		79	160	188

Total current liabilities		9,729	10,920	9,939

Non-current liabilities
Long-term borrowings	18	4,055	3,060	3,133
Other financial liabilities	15	320	281	403
Provisions	16	1,142	1,055	917
Retirement benefit obligation	22	295	438	1,034
Other non-current liabilities		481	454	441
Deferred tax liabilities		180	583	373

Total non-current liabilities		6,473	5,871	6,301

Total liabilities		16,202	16,791	16,240

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Reserves	20	4,546	8,308	7,174

Total equity attributable to shareholders		6,214	9,976	8,842

Non-controlling interests		7	8	12

Total equity		6,221	9,984	8,854

Total liabilities and equity		22,423	26,775	25,094

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 31 are an integral part of these consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 7 February 2019.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholders	Non- controlling interests	Total equity
Balance at 1 April 2018
*Restated	1,501	167	8,308	9,976	8	9,984
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(27)	(27)	—	(27)

Adjusted balance at 1 April 2018	1,501	167	8,281	9,949	8	9,957

(Loss)/profit for the period	—	—	(3,444)	(3,444)	4	(3,440)
Other comprehensive income for the period	—	—	23	23	—	23

Total comprehensive (expense)/income	—	—	(3,421)	(3,421)	4	(3,417)

Amounts removed from hedge reserve and recognised in inventory	—	—	(110)	(110)	—	(110)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	21	21	—	21
Distribution to non-controlling interest	—	—	—	—	(5)	(5)
Dividend	—	—	(225)	(225)	—	(225)

Balance at 31 December 2018	1,501	167	4,546	6,214	7	6,221

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves *Restated	Equity attributable to shareholders *Restated	Non- controlling interests	Total equity *Restated
Balance at 1 April 2017	1,501	167	4,913	6,581	—	6,581
Profit for the period	—	—	845	845	1	846
Other comprehensive income for the period	—	—	1,566	1,566	—	1,566

Total comprehensive income	—	—	2,411	2,411	1	2,412

Dividend	—	—	(150)	(150)	—	(150)
Acquisition of non-controlling interest	—	—	—	—	11	11

Balance at 31 December 2017	1,501	167	7,174	8,842	12	8,854

*	See note 2 for details of the restatement due to changes in accounting policies.

The notes on pages 13 to 31 are an integral part of these consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Cash flows generated from operating activities
Cash generated from operations	25	548	364	271	1,117
Dividends received		—	—	22	53
Income tax paid		(19)	(35)	(197)	(210)

Net cash generated from operating activities		529	329	96	960

Cash flows used in investing activities
Purchases of other investments		(6)	(3)	(7)	(24)
Investment in associates		(1)	—	(3)	—

Investment in other restricted deposits		(3)	(4)	(16)	(12)
Redemption of other restricted deposits		11	4	26	12

Movements in other restricted deposits		8	—	10	—

Investment in short-term deposits		(462)	(1,269)	(1,582)	(3,864)
Redemption of short-term deposits		484	1,403	2,909	4,376

Movements in short-term deposits		22	134	1,327	512
Purchases of property, plant and equipment		(406)	(542)	(1,297)	(1,532)
Proceeds from sale of property, plant and equipment		1	—	2	—
Cash paid for intangible assets		(494)	(427)	(1,449)	(1,267)
Acquisition of subsidiary (net of cash acquired)		—	(5)	—	7
Finance income received		8	8	24	25

Net cash used in investing activities		(868)	(835)	(1,393)	(2,279)

Cash flows generated from financing activities
Finance expenses and fees paid		(52)	(26)	(138)	(103)
Proceeds from issuance of long-term borrowings		765	373	1,214	373
Proceeds from issuance of short-term borrowings		129	173	535	398
Repayment of short-term borrowings		(137)	(94)	(516)	(400)
Repayment of long term borrowings		(547)	—	(547)	—
Payments of finance lease obligations		—	(1)	(2)	(2)
Dividends paid		—	—	(225)	(150)
Distribution to non-controlling interest		(3)	—	(3)	—

Net cash generated from financing activities		155	425	318	116

Net decrease in cash and cash equivalents		(184)	(81)	(979)	(1,203)
Cash and cash equivalents at beginning of period		1,833	1,724	2,626	2,878
Effect of foreign exchange on cash and cash equivalents		11	5	13	(27)

Cash and cash equivalents at end of period		1,660	1,648	1,660	1,648

The notes on pages 13 to 31 are an integral part of these consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). The balance sheet and accompanying notes as at 31 December 2017 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2018, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2018.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2018, as described in those financial statements except as described below.

Change in accounting policies

The Group has had to change its accounting policy and make retrospective adjustments as a result of adopting the following new standards:

•	IFRS 9 ‘Financial Instruments’

•	IFRS 15 ‘Revenue from contracts with customers’

The impact of the adoption of these standards and the new accounting policies are disclosed in note 2.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2018.

Note 14 provides further details of the exceptional impairment charge recognised in the three month period ended 31 December 2018, including disclosing additional sensitivities performed. In undertaking the impairment review, the following judgements, estimates and assumptions were considered:

Assessment of cash-generating units: The Group has determined that there is one cash-generating unit. This is on the basis that there are no smaller groups of assets that can be identified with certainty which generate specific cash flows that are independent of the inflows generated by other assets or groups of assets.

Impairment of intangible and tangible fixed assets: The Group tests annually whether indefinite-lived intangible fixed assets have suffered any impairment, or on a more frequent basis if an indicator of impairment is identified. The recoverable amount of the cash-generating unit is based on the higher of value in use and the fair value less costs of disposal. Value in use is calculated from cash flow projections generally over five years using data from the Group’s latest internal forecasts, and extrapolated beyond five years using estimated long-term growth rates. Key assumptions and sensitivities for impairment are disclosed in note 14.

Notes (forming part of the condensed consolidated interim financial statements)

2	Change in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the Group’s financial statements which have been applied from 1 April 2018.

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting.

The Group has undertaken an assessment of classification and measurement on transition and has not identified a material impact on the financial statements given that equity investments which are not equity accounted are valued at fair value through profit or loss.

The Group has undertaken an assessment of the impairment provisions, especially with regards to trade receivables and has applied the simplified approach under the standard. For all principal markets, the Group operates with major financial institutions who take on the principal risks of sales to customers and consequently the Group receive full payment for these receivables between 0–30 days. Therefore the Group has concluded that there is no material impact under the standard for remeasurement of impairment provisions.

The Group has undertaken an assessment of its hedge relationships and has concluded that the Group’s current hedge relationships qualified as continuing hedges upon the adoption of IFRS 9. The Group has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. The time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps is now recorded in a separate component of the statement of comprehensive income. Foreign exchange gains/(losses) for non-financial items will now be recognised as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet and this adjustment has been made on a prospective basis from 1 April 2018. A transition adjustment has been recognised for this.

As required under the transition rules of IFRS 9, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntarily application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. Accordingly, the information presented for prior periods is not wholly comparable to the information presented for current year. The financial impact of this change is as follows:

Balance sheet item (£ millions)	Change as at 31 March 2018 as a result of adoption of IFRS 9	Reason for change
Retained earnings	(22)	Time value of options recognised in Cost of Hedge Reserve as per IFRS 9.
Hedge reserve	64	Basis spread adjustment recognised as a separate component of OCI.
Cost of hedge reserve	(46)	Time value of options and basis spread adjustment recognised as a separate component of OCI.

In addition, under the published change issued by the IASB in February 2018 regarding the modification of financial liabilities, an additional charge of £5 million has been recognised for the financial year ended 31 March 2018 representing the loss recognised on the modification of the Group’s undrawn revolving credit facility.

The income statement impact for the adoption of IFRS 9 was a reduction in ‘profit before tax’ of £29 million and a £23 million reduction in ‘profit after tax’ for the 9 month period ended 31 December 2017.

IFRS 15 Revenue from Contracts with Customers replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations (such as IFRIC 13 Customer Loyalty Programmes).

The Group has applied the modified retrospective application approach and has not restated prior comparative financial information.

The primary impact on the Group relates to consideration payable to customers, which the standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions and this totalled £61 million for the 9 month period ended 31 December 2018.

Notes (forming part of the condensed consolidated interim financial statements)

2	Change in accounting policies (continued)

Other specific impacts on the Group relates to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network. The Group has determined that it is an agent in providing these services, and has amended the presentation of these amounts from a gross basis (i.e. revenues and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement). The financial impact of this change is a reclassification of costs against revenue of £245 million for the 9 month period ended 31 December 2018.

The Group has reclassified royalty income and incremental income from customers from ‘Other income’ to ‘Revenue’ and this totalled £92 million for the 9 month period ended 31 December 2018. The result of the changes discussed above has not materially impacted profit before tax or the Group’s adjusted EBIT for the 9 month period ended 31 December 2018.

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used within this Annual Report are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before income tax expense, exceptional items, defined benefit pension past service cost/credit, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesale sales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Adjusted EBIT and Adjusted EBITDA

		Three months ended		Nine months ended
		31 December	31 December	31 December	31 December
(£ millions)	Note	2018	2017 *Restated	2018	2017 *Restated

Adjusted EBITDA		455	685	1,291	1,873
Depreciation and amortisation		(598)	(546)	(1,699)	(1,474)
Share of (loss)/profit from equity accounted investments		(16)	25	17	163

Adjusted EBIT		(159)	164	(391)	562

Foreign exchange (loss)/gain on derivatives		(11)	6	(32)	63
Unrealised (loss)/gain on commodities		(37)	29	(56)	70
Foreign exchange (loss)/gain and fair value adjustments on loans		(48)	1	(109)	34
Foreign exchange gain on economic hedges of loans		3	3	8	19
Finance income	7	11	9	26	25
Finance expense (net)	7	(32)	(22)	(73)	(68)
Pension past service (cost)/credit		(17)	—	(17)	437
Exceptional items	4,14	(3,105)	—	(3,105)	1

(Loss)/profit before tax		(3,395)	190	(3,749)	1,143

Retail and wholesales

	Three months ended		Nine months ended
Units	31 December 2018	31 December 2017	31 December 2018	31 December 2017

Retail sales	144,602	154,447	419,999	441,600

Wholesales*	130,016	133,739	356,421	382,989

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q3 FY19 11,536 units, Q3 FY18 25,328 units, FY19 YTD 47,340 units, FY18 YTD 67,764 units.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2018	31 December 2017 *Restated	31 December 2018	31 December 2017 *Restated

Net cash generated from operating activities		529	329	96	960
Net cash used in investing activities		(868)	(835)	(1,393)	(2,279)

Net cash used in operating and investing activities		(339)	(506)	(1,297)	(1,319)

Finance expenses and fees paid		(52)	(26)	(138)	(103)
Payments of finance lease obligations		—	(1)	(2)	(2)
Adjustments for
Movements in short-term deposits		(22)	(134)	(1,327)	(512)
Foreign exchange gain/(loss) on short term deposits	25	41	1	92	(31)
Effect of foreign exchange on cash and cash equivalents		11	5	13	(27)

Free cash flow		(361)	(661)	(2,659)	(1,994)

*	See note 2 for details of the restatement due to changes in accounting policies.

Total product and other investment

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2018	31 December 2017	31 December 2018	31 December 2017

Purchases of property, plant and equipment		406	542	1,297	1,532
Cash paid for intangible assets		494	427	1,449	1,267
Research and development expensed	6	113	93	325	270
Purchases of other investments		6	3	7	24
Investment in associates		1	—	3	—
Acquisition of subsidiary		—	5	—	5

Total product and other investment		1,020	1,070	3,081	3,098

4	Exceptional items

The exceptional item within ‘Other expenses’ of £3,105 million for the three and nine months ended 31 December 2018 relates to an impairment charge following an impairment exercise undertaken in accordance with IAS 36. Further details of this are given in note 14.

The exceptional item within ‘Material and other cost of sales’ of £1 million for the nine months ended 31 December 2017 relates to the recovery of import duties and taxes following the explosion at the port of Tianjin (China) in August 2015 which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

Notes (forming part of the condensed consolidated interim financial statements)

5	Disaggregation of revenue

The table below provides a further breakdown of the revenue from continuing operations:

	Three months ended		Nine months ended
(£ millions)	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Vehicles, parts and accessories	6,275	6,374	17,108	18,621
Other	128	259	615	747

Total revenue recognised at a point in time	6,403	6,633	17,723	19,368

Revenue recognised over time	14	9	44	24
Realised revenue hedges	(194)	(332)	(687)	(1,161)

Total revenue	6,223	6,310	17,080	18,231

6	Research and development

	Three months ended		Nine months ended
(£ millions)	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Total research and development costs incurred	504	495	1,560	1,437
Research and development expensed	(113)	(93)	(325)	(270)

Engineering costs capitalised	391	402	1,235	1,167

Interest capitalised	27	23	77	68
Research and development expenditure credit	(17)	(32)	(73)	(80)

Total internally developed intangible additions	401	393	1,239	1,155

7	Finance income and expense

	Three months ended		Nine months ended
(£ millions)	31 December 2018	31 December 2017 *Restated	31 December 2018	31 December 2017 *Restated
Finance income	11	9	26	25

Total finance income	11	9	26	25

Total interest expense on financial liabilities	(57)	(40)	(148)	(123)
measured at amortised cost
Interest income on derivatives designated as a fair value hedge of financial liabilities	1	—	4	—
Unwind of discount on provisions	(6)	(8)	(19)	(21)
Interest capitalised	30	26	90	76

Total finance expense (net)	(32)	(22)	(73)	(68)

*	See note 2 for details of the restatement due to changes in accounting policies.

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine months ended 31 December 2018 was 4.1% (nine months ended 31 December 2017: 4.0%).

Notes (forming part of the condensed consolidated interim financial statements)

8	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

(£ millions)	Nine months ended 31 December 2018	Year ended 31 March 2018	Nine months ended 31 December 2017
At beginning of period/year	50	60	60
Charged during the period/year	5	3	1
Utilised during the period/year	(1)	(4)	(2)
Unused amounts reversed during the period/year	—	(1)	(1)
Foreign currency translation	(3)	(8)	(6)

At end of period/year	51	50	52

9	Other financial assets

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Non-current
Warranty reimbursement and other receivables*	108	116	—
Restricted cash	6	6	6
Derivative financial instruments	127	286	310
Other	12	6	12

Total other non-current financial assets	253	414	328

Current
Warranty reimbursement and other receivables*	86	98	27
Restricted cash	2	12	3
Derivative financial instruments	238	264	307
Contract assets	31	35	52
Other	67	85	54

Total other current financial assets	424	494	443

*

‘Warranty reimbursement and other receivables’ as at 31 December 2018 and 31 March 2018 include £83 million and £82 million respectively in current and £108 million and £116 million respectively in non-current assets relating to supplier reimbursements for warranty. The amounts have been recognised to correct an immaterial error and to align with other peer automotive companies.

10	Inventories

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Raw materials and consumables	120	93	121
Work-in-progress	355	335	347
Finished goods	3,712	3,339	3,508
Inventory basis adjustment	(19)	—	—

Total inventories	4,168	3,767	3,976

11	Other current assets

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Recoverable VAT	442	329	281
Prepaid expenses	180	177	203
Research and development credit	110	114	99
Other	—	10	10

Total other current assets	732	630	593

Notes (forming part of the condensed consolidated interim financial statements)

12	Taxation

Recognised in the income statement

Income tax for the nine month periods ended 31 December 2018 and 31 December 2017 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

The income tax expense for the nine month period ended 31 December 2018 includes a net tax credit on the exceptional item, as highlighted in note 4, of £248 million. This includes £476 million tax credit relating to the impairment of fixed assets and £228 million tax charge relating to a consequential adjustment to the value of deferred tax assets arising in relation to tax losses.

13	Capital expenditure

Capital expenditure in the nine month period was £1,296 million (nine month period to 31 December 2017: £1,852 million) on property, plant and equipment and £1,306 million (nine month period to 31 December 2017: £1,226 million) was capitalised as intangible assets (excluding research and development expenditure credits). £18 million of heritage assets have been written down during the nine month period ended 31 December 2018 (nine month period to 31 December 2017: £nil). There were no material disposals or change in the use of assets, except for the impairment of fixed assets disclosed in note 14.

14	Intangible assets

Impairment testing

The directors are of the view that the operations of the Group represent a single cash-generating unit (‘CGU’). The directors have assessed the recoverable amount of the CGU due to changes in market conditions especially in China, technology disruptions and rising cost of debt as at 31 December 2018 as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU. The higher valuation of FVLCD as at 31 December 2018 is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 (Entity’s own data including available market participants information) due to unobservable inputs used in the valuation. The difference between FVLCD and VIU was minimal.

This has resulted in an exceptional impairment charge of £3,105m being recognised within ‘Other expenses’ for the period ended 31 December 2018. As at 31 December 2018, the recoverable amount of the relevant CGU assets was £8,775m.

No impairment review was considered necessary for the comparative period ended 31 December 2017. For the year ended 31 March 2018, the group performed an impairment review with reference to its VIU and this resulted in no impairment charge. Key assumptions applied in the VIU model are disclosed in the 2018 Annual Report which is published on the Group’s website.

The directors’ approach and key (unobservable) assumptions used to determine the Group’s CGU FVLCD were as follows:

•

The Group has considered it appropriate to undertake the impairment assessment with reference to the latest 5 year cash flow forecast as approved by the JLR plc Board. The cash flow forecast is based on a lower volume growth assumption over the business planning period together with a conservative margin assumptions.

•	The business plan also considered other key assumptions, such as volume forecasts, production capacity and fixed costs.

•

The cash flows have been adjusted further to reflect the normalised capitalisation of research and development expenditure as seen by other peer premium automotive companies, and the terminal value has been calculated using an adjusted EBITDA multiple which the directors consider to be reflective of the long term core value of Group. The multiple has been derived based upon a comparison of the average Enterprise Value/EBITDA multiples over peer automotive companies over a nine year period.

•	A discount rate of 9.7% (pre-tax WACC of 12.3%) has then been applied to the resulting cash flows to calculate FVLCD.

•	The cost of disposal (£44m) has been calculated as 0.5% of the calculated fair value based upon a reasonable estimate of disposal costs.

Notes (forming part of the condensed consolidated interim financial statements)

14	Intangible assets (continued)

Sensitivity to key assumptions

The sensitivity analysis below has been presented in the interests of transparency only.

Sensitivity analysis has been completed on each key assumption in isolation.

•	A 1% increase / (decrease) in the discount factor would increase/(decrease) the impairment charge by £374m and (£394m) respectively.

•	A 10% increase / (decrease) in the terminal value would (decrease)/increase the impairment charge by (£839m) and £839m respectively.

The impairment loss of £3,105m has been allocated initially against goodwill of £1m and the relevant assets and there after the residual amount has been allocated on a pro-rated basis. This has resulted in £1,548m allocated against tangible assets and £1,557m allocated against intangible assets.

The Group continues to assess and endeavours to take appropriate mitigating actions on the potential impacts of changes, if any, in tax and treaty arrangements globally, including Brexit.

15	Other financial liabilities

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Current
Finance lease obligations	3	3	2
Interest accrued	62	32	43
Derivative financial instruments	602	668	934
Liability for vehicles sold under a repurchase	480	479	420
arrangement
Other	—	7	—

Total current other financial liabilities	1,147	1,189	1,399

Non-current
Finance lease obligations	28	16	3
Derivative financial instruments	285	257	398
Other	7	8	2

Total non-current other financial liabilities	320	281	403

16	Provisions

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Current
Product warranty	665	613	518
Legal and product liability	116	119	102
Provision for residual risk	9	7	7
Provision for environmental liability	8	11	11
Other employee benefits obligations	4	8	—

Total current provisions	802	758	638

Non-current
Product warranty	1,056	980	844
Legal and product liability	31	24	11
Provision for residual risk	32	28	33
Provision for environmental liability	15	16	18
Other employee benefits obligations	8	7	11

Total non-current provisions	1,142	1,055	917

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions (continued)

(£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Total
Balance at 1 April 2018	1,593	143	35	27	15	1,813
Provision made during the period*	727	93	14	5	9	848
Provision used during the period	(618)	(71)	(2)	(6)	(8)	(705)
Unused amounts reversed in the period	—	(20)	(7)	(3)	(4)	(34)
Impact of discounting	19	—	—	—	—	19
Foreign currency translation	—	2	1	—	—	3

Balance at 31 December 2018	1,721	147	41	23	12	1,944

*	Included in ‘Provisions made during the period’ is £(7) million arising in connection with warranty arrangements with suppliers that are classified in ‘Other financial assets’.

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees.

17	Other current liabilities

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Liabilities for advances received	164	40	64
Contract liabilities	297	244	212
VAT	170	195	255
Other taxes payable	134	43	103
Other	31	25	24

Total current other liabilities	796	547	658

Notes (forming part of the condensed consolidated interim financial statements)

18	Interest bearing loans and borrowings

As at (£ millions)	31 December 2018	31 March 2018	31 December 2017
Short-term borrowings
Bank loans	191	155	163
Current portion of long-term EURO MTF listed debt	392	497	516

Total short-term borrowings	583	652	679

Long-term borrowings
EURO MTF listed debt	3,283	3,060	3,133
Bank loans	772	—	—

Total long-term borrowings	4,055	3,060	3,133

Finance lease obligations	31	19	5

Total debt	4,669	3,731	3,817

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2018.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	31 December 2018		31 March 2018		31 December 2017
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Short-term deposits and other investments	796	796	2,031	2,031	2,066	2,066
Other financial assets - current	424	424	494	494	443	443
Other financial assets - non-current	253	253	414	414	328	328

Total financial assets	1,473	1,473	2,939	2,939	2,837	2,837

Short-term borrowings	583	579	652	655	679	686
Long-term borrowings	4,055	3,654	3,060	3,090	3,133	3,224
Other financial liabilities - current	1,147	1,147	1,189	1,189	1,399	1,399
Other financial liabilities - non-current	320	320	281	281	403	403

Total financial liabilities	6,105	5,700	5,182	5,215	5,614	5,712

Notes (forming part of the condensed consolidated interim financial statements)

20	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2018 *Restated	(333)	(281)	(46)	8,968	8,308
Adjustment on initial application of IFRS 9 (net of tax)	—	(29)	2	—	(27)

Adjusted balance at 1 April 2018	(333)	(310)	(44)	8,968	8,281

Loss for the period	—	—	—	(3,444)	(3,444)
Remeasurement of defined benefit obligation	—	—	—	103	103
(Loss) on effective cash flow hedges	—	(882)	(2)	—	(884)
Gain/(loss) on effective cash flow hedges of inventory	—	95	(5)	—	90
Income tax related to items recognised in other comprehensive income	—	148	1	(24)	125
Cash flow hedges reclassified to profit and loss	—	700	6	—	706
Income tax related to items reclassified to profit or loss	—	(133)	(1)	—	(134)
Amounts removed from hedge reserve and recognised in inventory	—	(125)	15	—	(110)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	24	(3)	—	21
Currency translation differences	17	—	—	—	17
Dividend	—	—	—	(225)	(225)

Balance at 31 December 2018	(316)	(483)	(33)	5,378	4,546

(£ millions)	Translation reserve	Hedging reserve *Restated	Cost of hedging reserve *Restated	Retained earnings *Restated	Total reserves *Restated
Balance at 1 April 2017	(329)	(2,232)	(75)	7,549	4,913
Profit for the period	—	—	—	845	845
Remeasurement of defined benefit obligation	—	—	—	(43)	(43)
Gain on effective cash flow hedges	—	930	27	—	957
Income tax related to items recognised in other comprehensive income	—	(176)	(5)	8	(173)
Cash flow hedges reclassified to profit and loss	—	1,006	11	—	1,017
Income tax related to items reclassified to profit or loss	—	(190)	(2)	—	(192)
Dividend	—	—	—	(150)	(150)

Balance at 31 December 2017	(329)	(662)	(44)	8,209	7,174

*	See note 2 for details of the restatement due to changes in accounting policies.

21	Dividends

During the three month periods ended 31 December 2018 and 31 December 2017, no ordinary share dividends were proposed.

During the nine months ended 31 December 2018, an ordinary share dividend of £225 million was proposed and paid. During the nine months ended 31 December 2017, an ordinary share dividend of £150 million was proposed and paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

(£ millions)	Nine months ended 31 December 2018	Year ended 31 March 2018	Nine months ended 31 December 2017
Change in defined benefit obligation
Defined benefit obligation at beginning of the period/year	8,320	9,969	9,969
Current service cost	125	217	163
Past service cost/(credit)	17	(437)	(437)
Interest expense	162	241	181
Actuarial losses arising from:
- Changes in demographic assumptions	—	(210)	—
- Changes in financial assumptions	(179)	(353)	69
- Experience adjustments	(35)	(99)	6
Exchange differences on foreign schemes	1	(3)	(1)
Member contributions	2	4	3
Plan settlements	—	(21)	(22)
Benefits paid	(508)	(988)	(603)

Defined benefit obligation at end of period/year	7,905	8,320	9,328

Change in plan assets
Fair value of plan assets at beginning of the period/year	7,882	8,508	8,508
Interest income	156	218	165
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	(111)	(116)	32
Administrative expenses	(12)	(9)	(7)
Exchange differences on foreign schemes	—	(1)	(1)
Employer contributions	201	287	218
Member contributions	2	4	3
Plan settlements	—	(21)	(21)
Benefits paid	(508)	(988)	(603)

Fair value of scheme assets at end of period/year	7,610	7,882	8,294

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(7,905)	(8,320)	(9,328)
Fair value of scheme assets	7,610	7,882	8,294

Net liability	(295)	(438)	(1,034)

Non-current liabilities	(295)	(438)	(1,034)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Nine months ended 31 December 2018	Year ended 31 March 2018	Nine months ended 31 December 2017
Discount rate	2.9%	2.7%	2.6%
CARE revaluation rate	2.5%	2.3%	2.3%
RPI Inflation rate	3.2%	3.1%	3.2%

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 31 December 2018 and 31 March 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 113 per cent to 119 per cent have been used for male members and scaling factors of 102 per cent to 114 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 108 per cent to 113 per cent have been used for male members and scaling factors of 102 per cent to 111 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 95 per cent has been used for male members and a scaling factor of 85 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2017) projections and an allowance for long-term improvements of 1.25 per cent per annum.

For the valuations at 31 December 2017, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25% per annum.

The Group noted that on 27 March 2017, a new mortality projection model (CMI (2016)) was released that potentially indicated a small reduction in longevity of, on average, 0.5 years compared to current assumptions. The Group considered adopting the new mortality tables and noted that there was uncertainty about the appropriate level of initial mortality improvements, both for the general population and when applying the model to other populations. On this basis, following discussion with and recommendation by the Group’s pension advisor, it is considered that the CMI (2014) mortality tables represent the Group’s best estimate of the future longevity of its defined benefit schemes’ members both during and after employment as at 31 December 2017.

A past service cost of £17 million has been recognised in the three month period ended 31 December 2018 following a High Court ruling on 26 October 2018 which ruled that pension schemes are required to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for GMP and therefore have considered the change to be a plan amendment.

Following consultation with employees, on 3 April 2017, the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017. As a result, among other changes, future retirement benefits will be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million arose and was recognised in the nine month period ended 31 December 2017.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £16 million (31 March 2018: £17 million, 31 December 2017: £17 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £42 million (31 March 2018: £42 million, 31 December 2017: £nil). These mainly relate to tax audits and tax litigation claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £973 million (31 March 2018: £853 million, 31 December 2017: £995 million) and £15 million (31 March 2018: £15 million, 31 December 2017: £19 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £224 million (31 March 2018: £149 million, 31 December 2017: £177 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2018, 31 December 2017: £nil) and trade receivables with a carrying amount of £191 million (31 March 2018: £155 million, 31 December 2017: £163 million) and property, plant and equipment with a carrying amount of £nil (31 March 2018, 31 December 2017: £nil) and restricted cash with a carrying amount of £nil (31 March 2018, 31 December 2017: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 December 2018. The outstanding commitment of CNY 625 million translates to £71 million at 31 December 2018 exchange rate.

The Group’s share of capital commitments of its joint venture at 31 December 2018 is £147 million (31 March 2018: £159 million, 31 December 2017: £160 million) and contingent liabilities of its joint venture 31 December 2018 is £nil (31 March 2018: £1 million, 31 December 2017: £3 million).

Notes (forming part of the condensed consolidated interim financial statements)

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	31 December 2018	31 March 2018 *Restated	31 December 2017 *Restated
Short-term debt	586	655	681
Long-term debt	4,083	3,076	3,136
Total debt*	4,669	3,731	3,817
Equity attributable to shareholders	6,214	9,976	8,842
Total capital	10,883	13,707	12,659

*	See note 2 for details of the restatement due to changes in accounting policies.

*	Total debt includes finance lease obligations of £31 million (31 March 2018: £19 million, 31 December 2017: £5 million).

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement

Reconciliation of (loss)/profit for the period to cash generated from operations

	Three months ended		Nine months ended
(£ millions)	31 December 2018	31 December 2017 *Restated	31 December 2018	31 December 2017 *Restated
Cash flows generated from operating activities
(Loss)/profit for the period	(3,129)	88	(3,440)	846
Adjustments for:
Depreciation and amortisation	598	546	1,699	1,474
Write-down of tangible assets	—	—	18	—
Loss on sale of assets	8	7	12	10
Foreign exchange loss/(gain) and fair value adjustments on loans	48	(1)	109	(34)
Income tax (credit)/expense	(266)	102	(309)	297
Finance expense (net)	32	22	73	68
Finance income	(11)	(9)	(26)	(25)
Foreign exchange gain on economic hedges of loans	(3)	(3)	(8)	(19)
Foreign exchange loss/(gain) on derivatives	11	(6)	32	(63)
Foreign exchange loss/(gain) on other restricted deposits	1	(1)	—	(1)
Foreign exchange (gain)/loss on short term deposits	(41)	(1)	(92)	31
Foreign exchange (gain)/loss on cash and cash equivalents	(10)	(5)	(12)	27
Unrealised loss/(gain) on commodities	37	(29)	56	(70)
Loss on matured revenue hedges	5	—	5	—
Share of loss/(profit) from equity accounted investments	16	(25)	(17)	(163)
Fair value loss/(gain) on equity investment	1	—	(6)	(2)
Pension past service cost/(credit)	17	—	17	(437)
Exceptional items	3,105	—	3,105	(1)
Other non-cash adjustments	(1)	—	(1)	3

Cash flows generated from operating activities before changes in assets and liabilities	418	685	1,215	1,941

Trade receivables	55	(131)	384	89
Other financial assets	7	(68)	38	(67)
Other current assets	(58)	(112)	(103)	(56)
Inventories	242	(243)	(418)	(505)
Other non-current assets	(14)	(10)	(39)	(32)
Accounts payable	(311)	37	(1,131)	(419)
Other current liabilities	152	179	247	157
Other financial liabilities	(20)	20	(3)	61
Other non-current liabilities and retirement benefit obligations	(3)	17	(31)	46
Provisions	80	(10)	112	(98)

Cash generated from operations	548	364	271	1,117

*	See note 2 for details of the restatement due to changes in accounting policies

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Finance lease obligations	Total
Balance at 1 April 2017	179	3,395	7	3,581
Proceeds from issue of financing	397	373	—	770
Repayment of financing	(400)	—	(2)	(402)
Reclassification of long-term debt	518	(518)	—	—
Arrangement fees paid	—	(4)	—	(4)
Fee amortisation	—	8	—	8
Foreign exchange	(15)	(22)	—	(37)
Long-term borrowings revaluation in hedge reserve	—	(99)	—	(99)

Balance at 31 December 2017	679	3,133	5	3,817

Balance at 1 April 2018	652	3,060	19	3,731
Proceeds from issue of financing	535	1,214	—	1,749
Issue of new finance leases	—	—	14	14
Reclassification of long-term debt	392	(392)	—	—
Repayment of financing	(1,063)	—	(2)	(1,065)
Foreign exchange	66	61	—	127
Arrangement fees paid	—	(18)	—	(18)
Fee amortisation	2	4	—	6
Reclassification of long term debt fees	(1)	1	—	—
Long-term borrowings revaluation in hedge reserve	—	119	—	119
Fair value adjustment on loans	—	6	—	6

Balance at 31 December 2018	583	4,055	31	4,669

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

The Group’s related parties include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for the sale and purchase of products and services with its joint ventures and associates. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

Nine months ended 31 December (£ millions)	2018				2017
	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	311	2	—	66	529	3	50
Purchase of goods	—	—	—	158	—	3	107
Services received	—	133	2	78	65	118	68
Services rendered	93	—	—	—	103	—	1
Trade and other receivables	81	1	—	32	93	2	47
Accounts and other payable	—	20	—	72	—	28	35
Interest paid	—	—	—	2	—	—	—
Dividend received	22	—	—	—	53	—	—
Dividend paid	—	—	—	225	—	—	150

Compensation of key management personnel

Nine months ended 31 December (£ millions)	2018	2017
Key management personnel remuneration	8	11

27	Subsequent events

On the 10 January 2019, the Group announced a voluntary redundancy programme. The estimated costs of £200 million in respect of this will be recognised in the quarter ending 31 March 2019.